J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10179	RBC Capital Markets, LLC 200 Vesey Street New York, New York 10281	BTIG LLC 65 E 55th Street New York, New York, 10022

September 14, 2021

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jane Park

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Re:	SOAR Technology Acquisition Corp.

Registration Statement on Form S-1

Filed February 18, 2021, as amended

File No. 333-253273

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of SOAR Technology Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 15, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the Preliminary Prospectus dated September 1, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

J.P. MORGAN SECURITIES LLC

By:	/s/ Peter Castoro
Name: Peter Castoro
Title: Vice President

RBC CAPITAL MARKETS LLC

By:	/s/ Michael Ventura
Name: Michael Ventura
Title: Managing Director

BTIG LLC

By:	/s/ Gil Ottensoser
Name: Gil Ottensoser
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]